Exhibit 99.1

FEMSA Announces Third Quarter 2021 Results

Monterrey, Mexico, October 28, 2021 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced today its operational and financial results for the third quarter of 2021.

HIGHLIGHTS

•	Our results in 3Q20 were significantly impacted by the COVID-19 pandemic and the related changes in consumer mobility and behavior across markets. As we look at our 3Q21 results, the comparison base of 3Q20 is only a partial benchmark. Therefore, to facilitate the reader’s assessment of our business units’ performance in 3Q21, we provide the following table that includes variations versus 3Q19 as well.

FINANCIAL SUMMARY FOR THE THIRD QUARTER 2021

Information includes figures in millions of Ps. and variations as change vs. respective period

	Revenues			Gross Profit			Income from Operations			Same-Store Sales
	3Q21	% var vs. 3Q20	% var vs. 3Q19	3Q21	% var vs. 3Q20	% var vs. 3Q19	3Q21	% var vs. 3Q20	% var vs. 3Q19	% var vs. 3Q20	% var vs. 3Q19
FEMSA CONSOLIDATED	142,443	12.6%	9.2%	53,094	9.4%	8.6%	12,976	14.3%	2.7%
FEMSA COMERCIO
Proximity Division	50,808	11.7%	4.9%	21,009	17.0%	8.4%	4,642	87.6%	5.2%	9.7%	(3.5)%
Health Division	18,319	8.2%	15.1%	5,495	6.7%	17.5%	967	4.8%	49.5%	4.2%	6.4%
Fuel Division (1)	10,349	20.5%	(16.2)%	1,330	12.4%	(10.5)%	417	35.4%	(26.1)%	16.7%	(19.2)%
LOGISTICS & DISTRIBUTION	11,734	N/A	N/A	2,561	N/A	N/A	602	N/A	N/A
COCA-COLA FEMSA	48,316	3.4%	(0.8)%	21,817	2.1%	0.7%	6,476	(9.0%)	(7.7)%

(1)	variations vs. comparable results

Eduardo Padilla, FEMSA’s CEO, commented:

“During the third quarter, data and sentiment towards the health emergency were still uneven across our markets and some operating restrictions remained in place but began to ease in September. At OXXO, same-store sales were stable sequentially, but profitability showed compelling gains reflecting higher efficiency. Our Health Division continued to benefit from dynamic trading conditions in Chile, as well as solid execution across the platform, while our Fuel Division saw better vehicle mobility trends in Mexico, even if we remained below pre-pandemic levels. For its part, our Logistics and Distribution business reflected improving conditions in Latin America, coupled with an environment in the United States that is steadily improving but a bit more slowly than expected, particularly for certain end-user segments. Finally, Coca-Cola FEMSA delivered solid volume performance in most markets, particularly in South America, and was able to mitigate pressures from supply chain disruption and higher raw material costs. All in all, it seems we are finally turning the corner and can look forward to a more normal 2022.

Beyond the short-term, however, our company today is in a much better position than it was last year, and I would dare say, than ever before. Every one of our business units is in solid shape, with considerable avenues for growth, and we have the balance sheet flexibility to pursue our opportunities and execute on our optionality. I am excited and very optimistic about the future of FEMSA, and as I approach my retirement, I am especially thankful to our more than 320,000 colleagues that put in their best effort day after day, and year after year. It has been the honor of my lifetime to work with, and for, you all.”

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1

QUARTERLY RESULTS

Results are compared to the same period of previous year

femsa consolidateD

FEMSA CONSOLIDATED

3Q21 Financial Summary

(Millions of Ps.)

	3Q21	3Q20	Var.		Org.
Revenues	142,443	126,501	12.6%		11.1%
Income from Operations	12,976	11,355	14.3%		13.4%
Income from Operations Margin (%)	9.1	9.0	10 bps
Operative Cash Flow (EBITDA)	20,572	18,812	9.4%		8.8%
Operative Cash Flow (EBITDA) Margin (%)	14.4	14.9	-50	bps
Net Income	16,046	4,691	N.S.

CONSOLIDATED NET DEBT

(Millions of Ps.)

As of September 30, 2021	Ps.	US$ [3]
Cash	114,668	5,577
Short-term debt	5,075	247
Long-term debt [4]	179,327	8,721
Net debt [4]	69,734	3,391

Total revenues increased 12.6% in 3Q21 compared to 3Q20, reflecting growth across our business units coupled with an undemanding comparison base for the quarter, partially offset by increased operating restrictions in Mexico, in connection with the third wave of the COVID-19 pandemic. On an organic1 basis, total revenues increased 11.1%.

Gross profit increased 9.4%. Gross margin decreased 110 basis points, mainly driven by a contraction at Coca-Cola FEMSA, and at FEMSA Comercio’s Health and Fuel Divisions, partially offset by an expansion at FEMSA Comercio’s Proximity Division.

Income from operations increased 14.3%. On an organic1 basis, income from operations increased 13.4%. Consolidated operating margin increased 10 basis points to 9.1% of total revenues, reflecting margin expansion at FEMSA Comercio’s Proximity and Fuel Divisions, partially offset by margin contractions at Coca-Cola FEMSA and FEMSA Comercio’s Health Division.

Our effective income tax rate was 32.6% in 3Q21 compared to 33.2% in 3Q20, and our income tax was Ps. 4,205 million in 3Q21.

Net consolidated income increased to Ps. 16,046 million, driven by: i) higher income from operations; ii) higher non-operating income, reflecting dividends received from our investment in JRD; iii) a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso; and iv) an increase in our participation in associates’ results, which mainly reflects the improved results of our investment in Heineken relative to 3Q20, including an exceptional gain recorded by Heineken reflecting a fair value adjustment from one of their investments. This was partially offset by higher interest expense.

Net majority income was Ps. 3.94 per FEMSA Unit2 and US$1.92 per FEMSA ADS.

Capital expenditures amounted to Ps. 6,713 million, reflecting the reactivation of ongoing investment activities at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2021 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for September 30, 2021 was 20.5620 MXN per USD.

4 Includes the effect of derivative financial instruments on long-term debt. Excludes long-term leases.

October 28, 2021	2

FEMSA COMERCIO – Proximity DIVISION

FEMSA COMERCIO – PROXIMITY DIVISION

3Q21 Financial Summary

(Millions of Ps. except same-stores sales)

	3Q21	3Q20	Var.
Same-store sales (thousands of Ps.)	795	724	9.7%
Revenues	50,808	45,478	11.7%
Income from Operations	4,642	2,474	87.6%
Income from Operations Margin (%)	9.1	5.4	370	bps
Operative Cash Flow (EBITDA)	7,502	5,269	42.4%
Operative Cash Flow (EBITDA) Margin (%)	14.8	11.6	320	bps

Total revenues increased 11.7% in 3Q21 compared to 3Q20, reflecting a 9.7% average same-store sales increase, driven by a 6.8% growth in average customer ticket and an increase of 2.8% in store traffic. These figures reflect an undemanding comparison base coupled with a shift in our sales mix towards home consumption categories and SKUs in connection with the COVID-19 pandemic, partially offset by increased operating restrictions during the quarter. During the quarter, OXXO’s store base expanded by 163 units to reach 364 total net new store openings for the last twelve months. As of September 30, 2021, FEMSA Comercio’s Proximity Division had a total of 19,997 OXXO stores.

Gross profit reached 41.3% of total revenues, reflecting more dynamic commercial income activity and promotional programs with our key supplier partners, coupled with sustained growth of the services category including income from financial services.

Income from operations amounted to 9.1% of total revenues, driven by higher operating leverage. Operating expenses increased 5.8% to Ps. 16,367 million, below revenues, reflecting cost efficiencies and tight expense control, partially offset by our continuing initiative to gradually shift from commission-based store teams to employee-based teams and an undemanding comparison base in 3Q20 that included extraordinary expenses in connection with the COVID-19 pandemic.

October 28, 2021	3

FEMSA COMERCIO – HEALTH DIVISION

FEMSA COMERCIO – HEALTH DIVISION

3Q21 Financial Summary

(Millions of Ps. except same-stores sales)

	3Q21	3Q20	Var.
Same-store sales (thousands of Ps.)	1,374	1,319	4.2%
Revenues	18,319	16,932	8.2%
Income from Operations	967	923	4.8%
Income from Operations Margin (%)	5.3	5.5	-20	bps
Operative Cash Flow (EBITDA)	1,868	1,846	1.2%
Operative Cash Flow (EBITDA) Margin (%)	10.2	10.9	-70	bps

Total revenues increased 8.2% in 3Q21 compared to 3Q20, mainly reflecting higher consumption in Chile coupled with positive trends in our Mexican and Colombian operations, partially offset by a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos relative to the Mexican peso. During the quarter, the Health Division’s store base expanded by 81 units reaching a total of 3,540 points of sale across its territories as of September 30, 2021. This figure reflects the addition of 291 net new store openings for the last twelve months. Same-store sales for drugstores increased an average of 4.2%, reflecting the revenue drivers described above. On a currency-neutral1 basis, total revenues increased 16.4% while same-store sales increased by 16.2%.

Gross profit represented 30.0% of total revenues, reflecting: i) higher institutional sales in our operations in Chile and Colombia; and ii) increased promotional activities in our operations in South America. These were partially offset by improved efficiency and more effective collaboration and execution with key supplier partners in Mexico.

Income from operations amounted to 5.3% of total revenues. Operating expenses increased 7.1% to Ps. 4,528 million, below revenue growth, reflecting tight expense control and efficiency gains across our operations.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

October 28, 2021	4

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION

3Q21 Financial Summary

(Millions of Ps. except same-stations sales)

	3Q21	Comparable 3Q20(1)	Var.*		Reported 3Q20
Same-station sales (thousands of Ps.)	6,077	5,206	16.7%		5,206
Revenues	10,349	8,585	20.5%		8,568
Income from Operations	417	308	35.4%		316
Income from Operations Margin (%)	4.0	3.6	40	bps	3.7
Operative Cash Flow (EBITDA)	656	532	23.3%		540
Operative Cash Flow (EBITDA) Margin (%)	6.3	6.2	10	bps	6.3

(1) Includes wholesale and distribution operations
*vs. Comparable Results

Total revenues increased 20.5% in 3Q21 compared to 3Q20, reflecting a 16.7% average same-station sales increase, driven by a 4.8% growth in the average volume and a 11.4% increase in the average price per liter. This reflects an undemanding comparison base which was affected by reduced vehicle mobility in connection with the COVID-19 pandemic. During the quarter, the Fuel Division added 3 stations, reaching a total of 566 points of sale as of September 30, 2021. This figure reflects the addition of 15 total net new stations for the last twelve months.

Gross profit reached 12.9% of total revenues.

Income from operations amounted to 4.0% of total revenues. Operating expenses increased 4.3% to Ps. 913 million, below revenues, reflecting tight expense control and positive operating leverage.

October 28, 2021	5

Logistics and Distribution

LOGISTICS AND DISTRIBUTION

3Q21 Financial Summary

(Millions of Ps.)

3Q21
Revenues	11,734
Income from Operations	602
Income from Operations Margin (%)	5.1
Operative Cash Flow (EBITDA)	1,257
Operative Cash Flow (EBITDA) Margin (%)	10.7

Total revenues amounted to Ps. 11,734 million, reflecting stable demand dynamics in our operations in Latin America, coupled with a gradual recovery of some end-user segments in the United States.

Gross profit reached 21.8% of total revenues, reflecting favorable sales mix and efficiencies in our Latin American operations.

Income from operations represented 5.1% of total revenues. Operating expenses totaled Ps. 1,959 million, reflecting high operating leverage driven by tight expense control and efficiencies across markets.

October 28, 2021	6

results FOR FIRST Nine MOnths OF 2021

Results are compared to the same period of previous year

femsa consolidated

FEMSA CONSOLIDATED

Financial Summary for the First Nine Months

(Millions of Ps.)

	2021	2020	Var.		Org.
Revenues	404,275	363,155	11.3%		7.9%
Income from Operations	36,475	28,323	28.8%		26.9%
Income from Operations Margin (%)	9.0	7.8	120	bps
Operative Cash Flow (EBITDA)	58,925	51,062	15.4%		13.6%
Operative Cash Flow (EBITDA) Margin (%)	14.6	14.1	50 bps
Net Income	27,568	3,018	N.S.

Total revenues increased 11.3%. On an organic basis,1 total revenues increased 7.9% reflecting growth across all operations.

Gross profit increased 11.4%. Gross margin remained flat at 38.0% of total revenues, reflecting gross margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity Division, offset by a contraction at FEMSA Comercio’s Health and Fuel Divisions.

Income from operations increased 28.8%. On an organic basis,1 income from operations increased 26.9%. Our consolidated operating margin increased 120 basis points to 9.0% of total revenues, reflecting margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity and Health Division, partially offset by a contraction at FEMSA Comercio’s Fuel Division.

Net consolidated income increased to Ps. 27,568 million, reflecting: i) higher income from operations at all our business units; ii) higher non-operating income; and iii) an increase in our participation in associates’ results, which mainly reflects the results of our investment in Heineken, including an exceptional gain recorded by Heineken during the 3Q21, reflecting a fair value adjustment from one of their investments. These were partially offset by higher interest expense.

Net majority income per FEMSA Unit2 was Ps. 6.08 (US$2.96 per ADS).

Capital expenditures amounted to Ps. 15,254 million, reflecting lower investments at most of our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2021 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 28, 2021	7

femsa comercio – PROXIMITY division

FEMSA COMERCIO – PROXIMITY DIVISION

Financial Summary for the First Nine Months

(Millions of Ps. except same-stores sales)

	2021	2020	Var.
Same-store sales (thousands of Ps.)	761	717	6.1%
Revenues	145,076	134,508	7.9%
Income from Operations	11,622	7,113	63.4%
Income from Operations Margin (%)	8.0	5.3	270	bps
Operative Cash Flow (EBITDA)	20,058	15,645	28.2%
Operative Cash Flow (EBITDA) Margin (%)	13.8	11.6	220	bps

Total revenues increased 7.9%. OXXO’s same-store sales increased an average of 6.1%, driven by a 10.0% increase in average customer ticket, partially offset by a 3.6% decrease in store traffic.

Gross profit reached 41.0% of total revenues.

Income from operations amounted to 8.0% of total revenues, reflecting an undemanding comparison base in 2020, driven by the COVID-19 pandemic. Operating expenses increased 3.4% to Ps. 47,899 million.

femsa comercio – health division

FEMSA COMERCIO – HEALTH DIVISION

Financial Summary for the First Nine Months

(Millions of Ps. except same-stores sales)

	2021	2020	Var.
Same-store sales (thousands of Ps.)	1,380	1,243	11.0%
Revenues	54,446	47,852	13.8%
Income from Operations	2,833	1,813	56.3%
Income from Operations Margin (%)	5.2	3.8	140	bps
Operative Cash Flow (EBITDA)	5,418	4,454	21.6%
Operative Cash Flow (EBITDA) Margin (%)	10.0	9.3	70	bps

Total revenues increased by 13.8%. Same-store sales for drugstores increased by an average of 11.0%, reflecting positive trends in our Mexican, Chilean and Colombian operations, partially offset by strict mobility restrictions across our South American operations.

Gross profit reached 29.4% of total revenues.

Income from operations amounted to 5.2% of total revenues. Operating expenses increased 6.1% to Ps. 13,165 million.

October 28, 2021	8

FEMSA COMERCIO – FUEL DIVISION

FEMSA COMERCIO – FUEL DIVISION

Financial Summary for the First Nine Months

(Millions of Ps. except same-stations sales)

	2021	Comparable 2020(1)	Var.*	Reported 2020
Same-station sales (thousands of Ps.)	5,703	5,211	9.4%	5,211
Revenues	28,858	25,824	11.7%	25,808
Income from Operations	981	923	6.3%	602
Income from Operations Margin (%)	3.4	3.6	-20 bps	2.3
Operative Cash Flow (EBITDA)	1,700	1,593	6.7%	1,272
Operative Cash Flow (EBITDA) Margin (%)	5.9	6.2	-30 bps	4.9
(1) Includes wholesale and distribution operations
*vs. Comparable Results

Total revenues increased 11.7%. Same-station sales increased an average of 9.4%, reflecting a 11.4% increase in the average price per liter, partially offset by a 1.8% decrease in average volume.

Gross profit reached 12.8% of total revenues.

Income from operations amounted to 3.4% of total revenues. Operating expenses increased 4.3% to Ps. 2,726 million.

Logistics and Distribution

LOGISTICS AND DISTRIBUTION

Financial Summary for the First Nine Months

(Millions of Ps.)

2021
Revenues	33,809
Income from Operations	1,553
Income from Operations Margin (%)	4.6
Operative Cash Flow (EBITDA)	3,418
Operative Cash Flow (EBITDA) Margin (%)	10.1

Total revenues amounted to Ps. 33,809 million, reflecting positive demand dynamics in our operations in Latin America, coupled with gradual recovery trends in the United States. These were partially offset by the negative currency translation effect from the depreciation of the Brazilian Real relative to the Mexican peso.

Gross profit reached 21.8% of total revenues, reflecting favorable sales mix and efficiencies in our Latin American operations.

Income from operations represented 4.6% of total revenues. Operating expenses totaled Ps. 5,829 million, reflecting high operating leverage driven by tight expense control and efficiencies across markets.

October 28, 2021	9

coca-cola femsa

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting http://www.coca-colafemsa.com

RECENT DEVELOPMENTS

•	On August 31, 2021, FEMSA announced that Envoy Solutions, FEMSA’s specialized distribution subsidiary in the United States, reached an agreement to acquire Daycon Products Co. (“Daycon”), an independent specialized distribution company based in Upper Marlboro, Maryland. Daycon will further expand and strengthen FEMSA’s distribution footprint along the East Coast of the United States, including Washington D.C. and the states of Virginia, West Virginia, Maryland, Delaware, New Jersey and Pennsylvania. This transaction represents another important step in FEMSA’s strategic path to build a leading national distribution platform in the United States. Revenues of the acquired business for the last twelve months as of June 2021, were approximately US$ 75 million. The transaction was successfully closed during September 2021.

•	On September 8, 2021, FEMSA announced that Envoy Solutions, FEMSA’s specialized distribution subsidiary in the United States, reached an agreement to acquire Penn Jersey Paper Co. (“PJP”), an independent specialized distribution company based in Philadelphia, Pennsylvania. PJP fits well with FEMSA’s distribution footprint along the East Coast, expanding its coverage to include the Philadelphia metro area and New York City. This transaction represents another important step in FEMSA’s strategic path to build a leading national distribution platform in the United States. Revenues of the acquired business for the last twelve months as of June 2021, were over US$ 200 million. The transaction is subject to customary closing conditions and approvals and is expected to close during the fourth quarter of 2021.

•	On October 18, 2021, FEMSA announced that in accordance with its senior leadership succession planning process, and consistent with previously established timeframes, Eduardo Padilla will retire from his position as FEMSA’s Chief Executive Officer on January 1, 2022. Accordingly, FEMSA’s Board of Directors has appointed Daniel Rodríguez Cofré, currently CEO of FEMSA Comercio, to become FEMSA’s Chief Executive Officer as of January 1, 2022.

CONFERENCE CALL INFORMATION:

Our Third Quarter 2021 Conference Call will be held on: Friday, October 29, 2021, 10:00 AM Eastern Time (9:00 AM Mexico City Time). To participate in the conference call, please dial: Domestic US: (800) 263 0877; International: +1 (646) 828 8143; Conference Id: 1173151. The conference call will be webcast live through streaming audio. For details please visit www.femsa.com/investor.

If you are unable to participate live, the conference call audio will be available on http://ir.FEMSA.com/results.cfm

October 28, 2021	10

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through FEMSA Comercio, comprising a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and a Fuel Division, which operates the OXXO Gas chain of retail service stations. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 30, 2021, which was 20.5620 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

eight pages of tables and Coca-Cola FEMSA’s press release to follow

October 28, 2021	11

FEMSA

Consolidated Income Statement

Millions of Pesos

	For the third quarter of:						For the nine months of:
	2021	% of rev.	2020	% of rev.	% Var.	% Org.(A)	2021	% of rev.	2020	% of rev.	% Var.	% Org.(A)
Total revenues	142,443	100.0	126,501	100.0	12.6	11.1	404,275	100.0	363,155	100.0	11.3	7.9
Cost of sales	89,349	62.7	77,965	61.6	14.6		250,665	62.0	225,301	62.0	11.3
Gross profit	53,094	37.3	48,536	38.4	9.4		153,610	38.0	137,854	38.0	11.4
Administrative expenses	6,903	4.8	5,914	4.7	16.7		19,321	4.8	16,189	4.5	19.3
Selling expenses	33,259	23.4	31,062	24.5	7.1		97,425	24.1	92,199	25.4	5.7
Other operating expenses (income), net (1)	(44)	-	205	0.2	(121.5)		389	0.1	1,143	0.3	(66.0)
Income from operations(2)	12,976	9.1	11,355	9.0	14.3	13.4	36,475	9.0	28,323	7.8	28.8	26.9
Other non-operating expenses (income)	(2,005)		2,554		(178.5)		(3,008)		9,653		(131.2)
Interest expense	3,983		3,035		31.2		12,718		12,549		1.3
Interest income	329		528		(37.7)		876		1,846		(52.5)
Interest expense, net	3,654		2,507		45.8		11,842		10,703		10.6
Foreign exchange loss (gain)	(1,496)		2,790		(153.6)		(535)		(5,326)		(90.0)
Other financial expenses (income), net.	(64)		(91)		(29.7)		(351)		(270)		30.0
Financing expenses, net	2,094		5,206		(59.8)		10,956		5,107		114.5
Income before income tax and participation in associates results	12,887		3,595		N.S.		28,527		13,563		110.3
Income tax	4,205	32.6%	1,195	33.2%	N.S.		10,178	36%	11,651	86%	(12.6)
Participation in associates results(3)	7,364		2,291		N.S.		9,219		1,106		N.S.
(Loss) Consolidated net income	16,046		4,691		N.S.		27,568		3,018		N.S.
Net majority income	14,114		3,223		N.S.		21,768		(692)		N.S.
Net minority income	1,932		1,468		31.6		5,800		3,710		56.3

Operative Cash Flow & CAPEX	2021	% Integral	2020	% Integral	% Inc.	% Org.(A)	2021	% Integral	2020	% Integral	% Inc.	% Org.(A)
Income from operations	12,976	9.1	11,355	9.0	14.3	13.4	36,475	9.0	28,323	7.8	28.8	26.9
Depreciation	6,272	4.4	6,304	5.0	(0.5)		18,721	4.6	18,774	5.2	(0.3)
Amortization & other non-cash charges	1,324	0.9	1,153	0.9	14.8		3,729	1.0	3,965	1.1	(6.0)
Operative Cash Flow (EBITDA)	20,572	14.4	18,812	14.9	9.4	8.8	58,925	14.6	51,062	14.1	15.4	13.6
CAPEX	6,713		4,851		38.4		15,254		14,542		4.9

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit - administrative and selling expenses  - other operating expenses (income), net.

(3) Mainly represents the equity method participation in Heineken´s and Raizen convenience stores results, net.

October 28, 2021	12

FEMSA

Consolidated Balance Sheet

Millions of Pesos

	Sep-21	Dec-20	% Inc.
ASSETS
Cash and cash equivalents	114,668	107,624	6.5
Investments	10,386	662	N.S.
Accounts receivable	30,161	28,249	6.8
Inventories	47,620	44,034	8.1
Other current assets	21,325	20,700	3.0
Total current assets	224,160	201,269	11.4
Investments in shares	107,646	98,270	9.5
Property, plant and equipment, net	112,422	113,106	(0.6)
Right of use	55,411	54,747	1.2
Intangible assets (1)	153,477	155,501	(1.3)
Other assets	68,966	61,955	11.3
TOTAL ASSETS	722,082	684,848	5.4

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	2,372	4,469	(46.9)
Current maturities of long-term debt	2,703	4,332	(37.6)
Interest payable	1,638	2,069	(20.8)
Current maturities of long-term leases	6,896	6,772	1.8
Operating liabilities	119,091	100,771	18.2
Total current liabilities	132,700	118,413	12.1
Long-term debt (2)	179,327	174,706	2.6
Long-term leases	52,903	51,536	2.7
Laboral obligations	7,393	7,253	1.9
Other liabilities	24,594	25,753	(4.5)
Total liabilities	396,917	377,661	5.1
Total stockholders’ equity	325,165	307,187	5.9
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	722,082	684,848	5.4

	September 30, 2021
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	37.2%	7.4%
U.S. Dollars	37.1%	3.3%
Euros	15.7%	0.7%
Colombian pesos	1.0%	3.8%
Argentine pesos	0.3%	47.5%
Brazilian reais	6.8%	7.5%
Chilean pesos	1.1%	3.4%
Uruguayan Pesos	0.8%	6.6%
Guatemalan Quetzal	0.0%	6.3%
Total debt	100.0%	4.9%

Fixed rate (2)	93.7%
Variable rate (2)	6.3%

DEBT MATURITY PROFILE	2021	2022	2023	2024	2025	2026+
% of Total Debt	1.0%	1.7%	3.6%	3.4%	1.0%	89.2%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

October 28, 2021	13

FEMSA Comercio - Proximity Division

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2021	% of rev.	2020	% of rev.	% Var.	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	50,808	100.0	45,478	100.0	11.7	145,076	100.0	134,508	100.0	7.9
Cost of sales	29,799	58.7	27,528	60.5	8.2	85,555	59.0	81,076	60.3	5.5
Gross profit	21,009	41.3	17,950	39.5	17.0	59,521	41.0	53,432	39.7	11.4
Administrative expenses	1,464	2.9	1,334	2.9	9.7	4,269	2.9	3,988	3.0	7.0
Selling expenses	14,831	29.2	14,061	31.0	5.5	43,427	30.0	41,870	31.1	3.7
Other operating expenses (income), net	72	0.1	81	0.2	(11.1)	203	0.1	461	0.3	(56.0)
Income from operations	4,642	9.1	2,474	5.4	87.6	11,622	8.0	7,113	5.3	63.4
Depreciation	2,620	5.2	2,600	5.7	0.8	7,760	5.3	7,705	5.7	0.7
Amortization & other non-cash charges	240	0.5	195	0.5	23.1	676	0.5	827	0.6	(18.3)
Operative cash flow (EBITDA)	7,502	14.8	5,269	11.6	42.4	20,058	13.8	15,645	11.6	28.2
CAPEX	2,195		1,740		26.2	5,233		5,688		(8.0)

Information of OXXO Stores
Total stores						19,997		19,633		1.9
Stores Mexico						19,719		19,373		1.8
Stores South America						278		260		6.9

Net new conveniences stores:
vs. Last quarter	163		75		117.3
Year-to-date	431		303		42.2
Last-twelve-months	364		793		(54.1)

Same-store data: (1)
Sales (thousands of pesos)	794.6		724.1		9.7	761.1		717.3		6.1
Traffic (thousands of transactions)	17.6		17.1		2.8	17.3		17.9		(3.6)
Ticket (pesos)	45.1		42.2		6.8	44.1		40.1		10.0

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

October 28, 2021	14

FEMSA Comercio - Health Division

Results of Operations

Millions of Pesos

	For the third quarter of:					For the nine months of:
	2021	% of rev.	2020	% of rev.	% Var.	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	18,319	100.0	16,932	100.0	8.2	54,446	100.0	47,852	100.0	13.8
Cost of sales	12,824	70.0	11,783	69.6	8.8	38,448	70.6	33,630	70.3	14.3
Gross profit	5,495	30.0	5,149	30.4	6.7	15,998	29.4	14,222	29.7	12.5
Administrative expenses	795	4.3	798	4.7	(0.4)	2,349	4.3	2,465	5.2	(4.7)
Selling expenses	3,653	20.0	3,410	20.1	7.1	10,766	19.8	9,872	20.5	9.1
Other operating expenses (income), net	80	0.4	18	0.1	N.S.	50	0.1	72	0.2	(30.6)
Income from operations	967	5.3	923	5.5	4.8	2,833	5.2	1,813	3.8	56.3
Depreciation	698	3.8	744	4.4	(6.2)	2,142	3.9	2,187	4.6	-2.1
Amortization & other non-cash charges	203	1.1	179	1.0	13.4	443	0.9	454	0.9	(2.4)
Operative cash flow (EBITDA)	1,868	10.2	1,846	10.9	1.2	5,418	10.0	4,454	9.3	21.6
CAPEX	424		325		30.5	1,009		1,062		(5.0)

Information of Stores
Total Stores						3,540		3,249		9.0
Stores Mexico						1,394		1,290		8.1
Stores South America						2,146		1,959		9.5

Net new stores:
vs. Last quarter	81		60		35.0
Year-to-date	172		88		95.5
Last-twelve-months	291		119		144.5

Same-store data: (1)
Sales (thousands of pesos)	1,374.3		1,318.8		4.2	1,379.6		1,243.0		11.0

(1) Monthly average information per store, considering same stores with more than twelve months of all the operations of FEMSA Comercio - Health Division.

October 28, 2021	15

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the third quarter of:
			Comparable (A)			As Reported
	2021	% of rev.	2020	% of rev.	% Var.	2020	% of rev.	% Var.
Total revenues	10,349	100.0	8,585	100.0	20.5	8,568	100.0	20.8
Cost of sales	9,019	87.1	7,402	86.2	21.8	7,401	86.4	21.9
Gross profit	1,330	12.9	1,183	13.8	12.4	1,167	13.6	14.0
Administrative expenses	65	0.6	71	0.8	(8.5)	71	0.8	(8.5)
Selling expenses	848	8.3	804	9.4	5.5	780	9.1	8.7
Other operating expenses (income), net	-	-	-	-	-	-	-	-
Income from operations	417	4.0	308	3.6	35.4	316	3.7	32.0
Depreciation	240	2.3	219	2.6	9.6	219	2.6	9.6
Amortization & other non-cash charges	(1)	-	5	-	(120.0)	5	-	(120.0)
Operative cash flow	656	6.3	532	6.2	23.3	540	6.3	21.5
CAPEX	40		124		(67.6)	124		(67.6)

Information of OXXO GAS Service Stations
Total service stations	566		551		2.7
Net new service stations
vs. Last quarter	3		-		-
Year-to-date	8		6		33.3
Last-twelve-months	15		10		50.0

Volume (million of liters) total stations	540		509		6.0

Same-stations data: (1)
Sales (thousands of pesos)	6,077.0		5,206.1		16.7
Volume (thousands of liters)	324.5		309.6		4.8
Average price per liter	18.7		16.8		11.4

(A) Unaudited consolidated financial information

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

FEMSA Comercio - Fuel Division

Results of Operations

Millions of Pesos

	For the nine months of:
			Comparable (A)			As Reported
	2021	% of rev.	2020	% of rev.	% Var.	2020	% of rev.	% Var.
Total revenues	28,858	100.0	25,824	100.0	11.7	25,808	100.0	11.8
Cost of sales	25,151	87.2	22,287	86.3	12.8	22,639	87.7	11.1
Gross profit	3,707	12.8	3,537	13.7	4.8	3,169	12.3	17.0
Administrative expenses	211	0.7	178	0.7	18.5	178	0.7	18.5
Selling expenses	2,521	8.7	2,430	9.4	3.7	2,383	9.3	5.8
Other operating expenses (income), net	(6)	-	6	-	N.S.	6	-	N.S.
Income from operations	981	3.4	923	3.6	6.3	602	2.3	63.0
Depreciation	715	2.5	648	2.5	10.3	648	2.5	10.3
Amortization & other non-cash charges	4	-	22	0.1	(81.8)	22	0.1	(81.8)
Operative cash flow	1,700	5.9	1,593	6.2	6.7	1,272	4.9	33.6
CAPEX	209		337		(38.0)	337		(38.0)

Information of OXXO GAS Service Stations
Total service stations	566		551		2.7
Net new service stations
vs. Last quarter	3		-		-
Year-to-date	8		6		33.3
Last-twelve-months	15		10		50.0

Volume (million of liters) total stations	1,539		1,551		(0.8)

Same-stations data: (1)
Sales (thousands of pesos)	5,702.8		5,211.4		9.4
Volume (thousands of liters)	308.1		313.7		(1.8)
Average price per liter	18.5		16.6		11.4

(A) Unaudited consolidated financial information

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

October 28, 2021	15

Logistics and Distribution

Results of Operations

Millions of Pesos

	For the third quarter of:		For the nine months of:
	2021	% of rev.	2021	% of rev.
Total revenues	11,734	100.0	33,809	100.0
Cost of sales	9,172	78.2	26,427	78.2
Gross profit	2,561	21.8	7,382	21.8
Administrative expenses	1,077	9.2	3,232	9.6
Selling expenses	888	7.6	2,595	7.6
Other operating expenses (income), net	(6)	(0.1)	2	-
Income from operations	602	5.1	1,553	4.6
Depreciation	463	3.9	1,307	3.9
Amortization & other non-cash charges	192	1.7	558	1.6
Operative cash flow (EBITDA)	1,257	10.7	3,418	10.1
CAPEX	108		433

October 28, 2021	16

Coca-Cola FEMSA

Results of Operations

Millions of pesos

	For the third quarter of:					For the nine months of:
	2021	% of rev.	2020	% of rev.	% Var.	2021	% of rev.	2020	% of rev.	% Var.
Total revenues	48,316	100.0	46,734	100.0	3.4	141,091	100.0	135,015	100.0	4.5
Cost of sales	26,499	54.8	25,367	54.3	4.5	76,668	54.3	73,927	54.8	3.7
Gross profit	21,817	45.2	21,367	45.7	2.1	64,423	45.7	61,088	45.2	5.5
Administrative expenses	2,653	5.5	2,079	4.4	27.6	6,759	4.8	5,808	4.3	16.4
Selling expenses	12,877	26.7	12,137	26.0	6.1	37,876	26.9	36,511	27.0	3.7
Other operating expenses (income), net	(190)	(0.4)	32	0.1	N.S.	168	0.1	796	0.6	(78.9)
Income from operations	6,476	13.4	7,119	15.2	(9.0)	19,620	13.9	17,973	13.3	9.2
Depreciation	2,202	4.6	2,281	4.9	(3.5)	6,640	4.7	6,853	5.1	(3.1)
Amortization & other non-cash charges	641	1.3	674	1.5	(4.9)	1,899	1.4	2,537	1.9	(25.1)
Operative cash flow (EBITDA)	9,320	19.3	10,075	21.6	(7.5)	28,159	20.0	27,363	20.3	2.9
CAPEX	3,907		2,397		63.0	8,222		6,262		31.3

Sales volumes
(Millions of unit cases)
Mexico and Central America	509.0	59.6	498.7	61.7	2.1	1,526.1	60.9	1,496.7	62.8	2.0
South America	122.6	14.4	101.3	12.5	21.1	349.3	13.9	298.0	12.5	17.2
Brazil	222.8	26.1	208.0	25.7	7.1	631.1	25.2	587.5	24.7	7.4
Total	854.5	100.0	807.9	100.0	5.9	2,506.5	100.0	2,382.2	100.0	5.2

October 28, 2021	18

FEMSA

Macroeconomic Information

			End-of-period Exchange Rates
	Inflation		Sep-21		Dec-20
	3Q 2021	LTM (1) Sep-21	Per USD	Per MXN	Per USD	Per MXN
Mexico	0.79%	5.87%	20.31	1.0000	19.95	1.0000
Colombia	0.77%	4.46%	3,834.68	0.0053	3,432.50	0.0058
Brazil	1.76%	9.80%	5.44	3.7331	5.20	3.8387
Argentina	5.29%	48.27%	98.74	0.2057	84.15	0.2371
Chile	1.41%	4.76%	803.59	0.0253	711.24	0.0280
Euro Zone	0.35%	3.75%	0.85	23.8952	0.81	24.5213

(1) LTM = Last twelve months.

October 28, 2021	19

Coca-Cola FEMSA Announces Results for Third Quarter and First Nine Months of 2021

Mexico City, October 27, 2021, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOF UBL, NYSE: KOF) (“Coca-Cola FEMSA,” “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter and the first nine months of 2021.

THIRD QUARTER OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Consolidated volumes increased 5.8% as compared to the third quarter of 2020 and 1.5% as compared to the same period of 2019. This increase was driven mainly by strong volume growth in our territories in South America and Central America, as most of our markets continued to show sequential recovery. These effects were partially offset by flat volume performance in Mexico, driven mainly by unfavorable weather conditions during the quarter.
•	Total revenues increased 3.4%, while comparable revenues increased 8.8%, driven by volume growth, pricing initiatives, and favorable price-mix effects. These factors were partially offset by (i) unfavorable currency translation effects; (ii) a tough comparison base due to an entitlement to reclaim tax payments in Brazil; and (iii) a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. Total revenues declined 0.8% versus the same period of 2019.
•	Operating income decreased 9.0%, while on a comparable basis decreased 7.0%. This decline was driven mainly by a non-recurring tax income recognized during the third quarter of 2020 and by the normalization of certain operating expenses. These effects were partially offset by our favorable raw material hedging initiatives and the resumption of the recognition of tax credits in Brazil related to the Manaus Free Trade Zone. By normalizing the non-recurring tax effects, our operating income would have increased 6.3%. As compared to the same period of 2019, our operating income decreased 7.7%.
•	Majority net income increased 38.8%, as our third quarter 2020 included one-time non-operating expenses of Ps. 1,813 million, mainly related to the sale of our dairy joint venture Estrella Azul in Panama and an impairment recognized in Leão Alimentos, our non-carbonated beverage joint-venture in Brazil.
•	Earnings per share[1] were Ps. 0.20 (Earnings per unit were Ps. 1.63 and per ADS were Ps. 16.28.).

FINANCIAL SUMMARY FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2021

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q 2021	YTD 2021	3Q 2021	YTD 2021	3Q 2021	YTD 2021	3Q 2021	YTD 2021
	Consolidated	3.4%	4.5%	2.1%	5.5%	(9.0)%	9.2%	38.8%	39.0%
As Reported	Mexico & Central America	7.3%	6.6%	6.7%	8.2%	(1.6)%	10.4%
	South America	(1.9)%	1.4%	(5.6)%	0.6%	(20.6)%	6.4%

	Consolidated	8.8%	11.1%	6.8%	11.3%	(7.0)%	13.3%
Comparable (2)	Mexico & Central America	9.3%	8.4%	8.6%	9.8%	(0.5)%	11.5%
	South America	8.1%	15.5%	3.5%	14.3%	(17.4)%	17.5%

John Santa Maria, Coca-Cola FEMSA’s CEO, commented:

“For the third quarter, our focus on affordability and execution enabled us to deliver 5.8% year-on-year volume growth, 1.5% ahead of the volume we achieved during 2019. This performance reflects double-digit volume growth in South America, driven by outstanding performance in Colombia, Brazil, and Argentina. Notably, our stable volume performance in Mexico, due mainly to unfavorable weather, was offset by double-digit growth across all of our territories in Central America. On the profitability front, excluding one-time tax effects in Brazil, our revenue management initiatives together with our favorable raw material hedging strategies enabled us to protect our gross margin in the face of the challenging supply chain and input cost environment that is affecting industries worldwide. This allowed a normalized operating income to increase 6.3%.

Moreover, we continue taking important steps across all of our strategic fronts—from portfolio management to sustainable development. In Brazil, we continue to complement our beer portfolio, while in other markets, we began pilot testing additional categories as distribution opportunities. Finally, we are very proud to have successfully issued the first sustainability-linked bonds in the Mexican market, enabling us to align our financial strategy with ambitious water efficiency targets that are now public commitments. We are convinced that we have the right strategy and talent to continue positioning Coca-Cola FEMSA for continuous growth and success for many years to come.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 20 of 35

RECENT DEVELOPMENTS

•	Consistent with the enhancement of our cooperation framework with The Coca-Cola Company and our consumer-centric, multi-category strategy, Coca-Cola FEMSA is running pilot programs to test the distribution of leading spirits and consumer brands in Mexico and Brazil as well as the distribution of leading spirits brands and other alcoholic products in Colombia and Panama. We expect these pilot programs will enable us to assess and learn from new shopper and consumption occasions, and gather the necessary insights to strengthen our value proposition for retailers and consumers in the future. We expect this will complement our reach, joint consumer value proposition, and provide partners with a unique edge to communicate with target consumers. As these are currently pilot tests, further details will be provided in due course.

•	Following a favorable decision from Brazilian tax authorities, Coca-Cola FEMSA has been entitled to reclaim tax payments made in prior years in Brazil, resulting in a non-recurring positive effect on its third quarter results, affecting mainly other operating revenues and other operating expenses, net. The total amount of non-recurrent tax effects in Brazil in the operating income for the third quarter of 2021 is Ps. 620 million as compared to Ps. 1,609 million during the same period of the previous year. This results in a net unfavorable amount of Ps. 989 million for the third quarter of 2021.

•	On August 11, 2021, the Company announced that its subsidiary in Brazil, reached an agreement in conjunction with Coca-Cola Andina, to acquire the Brazilian craft beer brand “Therezópolis”.

•	On September 16, 2021, the Company announced that its subsidiary Spal Indústria Brasileira de Bebidas S.A. and the Coca-Cola System in Brazil had signed an agreement to distribute Estrella Galicia beers in the country. This agreement is consistent with the Coca-Cola System’s long-term strategy to complement its beer portfolio in Brazil.

•	On September 21, 2021, the Company issued its first sustainability-linked bonds in the Mexican market for a total amount of Ps. 9,400 million. The Company priced bonds at a fixed rate of 7.36% (Mbono+0.34%) for an amount of Ps. 6,965 million due in 7 years, and bonds at a variable rate of TIIE + 0.05% for an amount of Ps. 2,435 million due in 5 years. As part of these bonds, the Company commits to achieve a water use ratio of 1.36 liters of water per liter of beverage produced by 2024 and 1.26 liters by 2026. In the event that such indicators are not met by the dates established in the pricing documents, the interest rate will increase by 25 basis points to remain at 7.61% and TIIE + 0.30%, respectively.

•	As of September 30, 2021, the Company had a cash position of more than Ps. 50 billion.

•	On November 3, 2021, Coca-Cola FEMSA will pay the second installment of the 2020 dividend approved for Ps. 0.63 per share (equivalent to Ps. 5.04 per unit).

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 21 of 35

CONSOLIDATED THIRD QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2021	3Q 2020	Δ%	Δ%
Total revenues	48,316	46,734	3.4%	8.8%
Gross profit	21,817	21,367	2.1%	6.8%
Operating income	6,476	7,119	(9.0)%	(7.0)%
Operating cash flow (2)	9,320	10,075	(7.5)%	(4.3)%

Volume increased 5.8% to 854.5 million unit cases, driven mainly by strong volume growth in Colombia, Brazil, Argentina, Guatemala, and the rest of our territories in Central America. This growth was partially offset by flat performance in Mexico, which was driven mainly by unfavorable weather conditions. Consolidated volume increased 1.5% versus our 2019 baseline.

Total revenues increased 3.4% to Ps. 48,316 million, driven mainly by volume growth, our pricing initiatives, and favorable price-mix effects across our markets. These effects were partially offset by unfavorable currency translation effects from all of our operating currencies, and a reduction in beer sales resulting from the partial transition of our beer portfolio in Brazil. Our total revenues increased despite a tough comparison base that included non-recurring other operating revenues related to an entitlement to reclaim tax payments in Brazil. On a comparable basis, total revenues would have increased 8.8%. Total revenues declined 0.8% versus the same period of 2019.

Gross profit increased 2.1% to Ps. 21,817 million, and gross margin contracted 50 basis points to 45.2%. This increase was due to favorable raw material hedging strategies, coupled with revenue management initiatives and the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. However, these effects were partially offset by an increase in raw material costs and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 6.8%. Gross profit increased 0.7% versus the third quarter of 2019.

Operating income decreased 9.0% to Ps. 6,476 million, and operating margin contracted 180 basis points to 13.4%. This decrease was driven mainly by the recognition of non-recurring tax effects in Brazil of Ps. 620 million as compared to Ps. 1,609 million recognized during the same period of the previous year, coupled with the normalization of certain operating expenses such as marketing, labor, and maintenance related to the reopening and increased mobility across most of our operations. These effects were partially offset by favorable top-line performance. On a comparable basis, operating income would have decreased 7.0%. Our operating income decreased 7.7% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 22 of 35

Comprehensive financing result recorded an expense of Ps. 1,030 million, compared to an expense of Ps. 1,421 million in the same period of 2020.

The Company recorded an interest expense of Ps. 1,613 million as compared to an expense of Ps. 1,701 million in the same period of 2020. This reduction was driven mainly by the payment of short-term financing incurred during the first quarter of 2020 and the payment of a Mexican Peso-denominated bond.

Additionally, the Company recorded a foreign exchange gain of Ps. 305 million as compared to a foreign exchange loss of Ps. 135 million recorded during the same period of 2020, as our cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and the Brazilian Real during the quarter.

These effects were partially offset by a loss in financial instruments of Ps. 42 million recorded during the quarter related to the increase in interest rates in Brazil.

Income tax as a percentage of income before taxes was 33.3% as compared to 33.7% during the same period of the previous year. This was driven mainly by the effect of the sale of Estrella Azul in the same period of 2020, partially offset by the effect of higher inflation recognized during the quarter.

Net income attributable to equity holders of the company reached Ps. 3,419 million as compared to Ps. 2,463 million during the same period of the previous year. This increase was driven mainly by the one-time non-operative expenses related to the sale of Estrella Azul in Panama and an impairment recognized in Leão Alimentos, our non-carbonated beverage joint venture in Brazil recorded during the same period of 2020. This effect was partially offset by other non-operating expenses of Ps. 296 million recognized during the quarter. Earnings per share1 were Ps. 0.20 (Earnings per unit were Ps. 1.63, and earnings per ADS were Ps. 16.28.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 23 of 35

CONSOLIDATED FIRST NINE MONTHS RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2021	YTD 2020	Δ%	Δ%
Total revenues	141,091	135,015	4.5%	11.1%
Gross profit	64,423	61,088	5.5%	11.3%
Operating income	19,620	17,973	9.2%	13.3%
Operating cash flow (2)	28,159	27,363	2.9%	7.7%

Volume increased 5.2% to 2,506.5 million unit cases in the first nine months of 2021 as compared to the same period of 2020, driven mainly by gradual recoveries and increases in mobility across our markets. Consolidated volume increased 1.1% as compared with the same period of 2019.

Total revenues increased 4.5% to Ps. 141,091 million in the first nine months of 2021 as compared to the same period of 2020, driven mainly by volume growth, coupled with our pricing initiatives and favorable price-mix effects. These factors were partially offset by unfavorable currency translation effects resulting from the depreciation of all of our operating currencies into Mexican Pesos. In addition, during the same period of 2020, we recorded non-recurring other operating revenues related to an entitlement to reclaim tax payments in Brazil. On a comparable basis, total revenues would have increased 11.1%. Total revenues declined 1.0% versus the same period of 2019.

Gross profit increased 5.5% to Ps. 64,423 million in the first nine months of 2021 as compared to the same period of 2020, and gross margin expanded 50 basis points to 45.7%. Our raw material hedging initiatives, cost efficiencies, favorable price-mix effects, and the recognition of Ps. 1,083 million related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil were partially offset by an unfavorable currency hedging position and the depreciation in the average exchange rate of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. On a comparable basis, gross profit would have increased 11.3%. Gross profit remained flat versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 24 of 35

Operating income increased 9.2% to Ps. 19,620 million in the first nine months of 2021 as compared to the same period of 2020, and operating margin expanded 60 basis points to 13.9%. This increase was driven mainly by operating expense efficiencies and an increase in gross profit. These effects were partially offset by the normalization of certain operating expenses such as marketing, labor, and maintenance related to increases in mobility across our operations, coupled with unfavorable currency translation effects. On a comparable basis, operating income would have increased 13.3%. Our operating income increased 3.0% versus our 2019 baseline.

Comprehensive financing result recorded an expense of Ps. 3,477 million during the first nine months of 2021 compared to an expense of Ps. 4,889 million in the same period of 2020.

Interest expense, net, recorded a decrease during the first nine months of 2021, driven mainly by a one-time interest expense related to our successful debt refinancing initiatives during the first quarter of 2020, coupled with the payment of short-term financings during the first nine months of 2021 and a Mexican Peso-denominated bond. These short-term financings were a preventive measure to reinforce the Company’s cash position in the face of the uncertainties driven by the COVID-19 pandemic.

In addition, we recognized a gain in monetary position in inflationary subsidiaries of Ps. 433 million as compared to a gain of Ps. 288 million recorded during the same period of 2020.

These effects were partially offset by a lower foreign exchange gain of Ps. 149 million, as compared to a gain of Ps. 357 million registered during the same period of 2020, as our cash exposure to U.S. dollars was positively impacted by the depreciation of the Mexican Peso.

Income tax as a percentage of income before taxes was 35.5% as compared to 32.3% during the first nine months of the previous year. This increase was driven mainly by the effect of higher inflation and the effects of certain changes on tax legislation where we operate offset by a reduction in impairments recognized as compared to the same period of 2020.

Net income attributable to equity holders of the company reached Ps. 9,893 million in the first nine months of 2021 as compared to Ps. 7,119 million during the same period of the previous year. This increase was driven mainly by an increase in operating income, coupled with lower financing costs and lower non-operative expenses mainly related to impairments recognized during the first nine months of 2020. Earnings per share1 were Ps. 0.59 (Earnings per unit were Ps. 4.71, and earnings per ADS were Ps. 47.09.).

(1)	Earnings / outstanding shares. Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806.7 million shares outstanding. For the convenience of the reader, as each KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 25 of 35

MEXICO & CENTRAL AMERICA DIVISION THIRD QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2021	3Q 2020	Δ%	Δ%
Total revenues	28,760	26,807	7.3%	9.3%
Gross profit	14,201	13,303	6.7%	8.6%
Operating income	4,265	4,336	(1.6)%	(0.5)%
Operating cash flow (2)	6,062	6,175	(1.8)%	(0.3)%

Volume increased 2.1% to 509.0 million unit cases, driven by double-digit growth in Guatemala, Panama, Nicaragua, and Costa Rica, partially offset by flat performance in Mexico, driven mainly by unfavorable weather conditions. Volume decreased 5.0% versus our 2019 baseline.

Total revenues increased 7.3% to Ps. 28,760 million, driven by volume growth, our pricing initiatives, and favorable price-mix effects. These effects were partially offset by an unfavorable currency translation effect from most of our operating currencies in Central America as translated into Mexican Pesos. On a comparable basis, total revenues would have increased 9.3%. Total revenues grew 2.1% versus the same period of 2019.

Gross profit increased 6.7% to Ps. 14,201 million, and gross margin contracted 20 basis points to 49.4%. This increase was driven mainly by our pricing initiatives, our raw material hedging strategies, and favorable price-mix effects. However, these factors were partially offset by higher concentrate costs in Mexico and an unfavorable currency hedging position. On a comparable basis, gross profit would have increased 8.6%. Gross profit increased 6.1% versus our 2019 baseline.

Operating income decreased 1.6% to Ps. 4,265 million, and operating margin contracted 140 basis points to 14.8%, driven mainly by the normalization of certain operating expenses such as marketing, labor, and maintenance as compared to the same period of 2020. On a comparable basis, operating income would have decreased 0.5%. Our operating income increased 4.1% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 26 of 35

SOUTH AMERICA DIVISION THIRD QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2021	3Q 2020	Δ%	Δ%
Total revenues	19,556	19,927	(1.9)%	8.1%
Gross profit	7,616	8,064	(5.6)%	3.5%
Operating income	2,211	2,783	(20.6)%	(17.4)%
Operating cash flow (2)	3,258	3,899	(16.5)%	(11.0)%

Volume increased 11.7% to 345.5 million unit cases, driven by strong volume growth of 26.8% in Colombia, 15.9% in Argentina, and 7.1% in Brazil. The division’s volume increased 12.7% versus our 2019 baseline.

Total revenues decreased 1.9% to Ps. 19,556 million. This decrease was driven mainly by a tough comparison base due to an entitlement to reclaim tax payments in Brazil, coupled with unfavorable currency translation effects resulting from the depreciation of all of our operating currencies as compared to the Mexican Peso. In addition, the decrease was driven by a reduction in beer revenues as a result of the partial transition of our beer portfolio in Brazil. These effects were partially offset by our volume growth, pricing initiatives, and revenue management. On a comparable basis, total revenues would have increased 8.1%. Total revenues declined 4.8% versus the same period of 2019.

Gross profit decreased 5.6% to Ps. 7,616 million, and gross margin contracted 160 basis points to 38.9%. This margin contraction was driven mainly by the depreciation of the average exchange rate of all our local currencies in the division as applied to our U.S. dollar-denominated raw material costs, higher sugar and freight costs, and the partial transition of our beer portfolio in Brazil. These effects were partially offset by favorable raw material hedging strategies and lower concentrate costs in Brazil related to the resumption of tax credits on concentrate purchased from the Manaus Free Trade Zone. On a comparable basis, gross profit would have increased 3.5%. Gross profit decreased 8.0% versus our 2019 baseline.

Operating income decreased 20.6% to Ps. 2,211 million, resulting in a margin contraction of 270 basis points to 11.3%. This reduction was driven mainly by the normalization of marketing, labor, and maintenance expenses and the partial transition of our beer portfolio in Brazil. In addition, this decrease was driven by the recognition of non-recurring tax effects in Brazil of Ps. 620 million as compared to Ps. 1,609 million recognized during the same period of the previous year. These effects were partially offset by an operative foreign exchange gain. On a comparable basis, operating income would have decreased 17.4%. Operating income decreased 24.2% versus our 2019 baseline.

(1)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Operating cash flow = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 27 of 35

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Operating cash flow is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “Earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as each KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance, as of the first quarter 2020, we adjusted our methodology to calculate our comparable figures, no longer excluding hyperinflationary operations. Due to this change, our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 28 of 35

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 129 brands to a population of more than 265 million. With over 80 thousand employees, the Company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 49 manufacturing plants and 268 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollars amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 29 of 35

COCA-COLA FEMSA
CONSOLIDATED INCOME STATEMENT
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	4,891.6		4,185.2		16.9%	16.9%	13,926.9	-	12,473.1		11.7%	11.7%
Volume (million unit cases)	854.5		807.9		5.8%	5.8%	2,506.5	-	2,382.2		5.2%	5.2%
Average price per unit case	52.94		51.17		3.5%		51.99	-	51.15		1.7%
Net revenues	47,916		45,248		5.9%		140,370	-	133,008		5.5%
Other operating revenues	399		1,486		-73.1%	-	721	0%	2,006		-64.1%	-
Total revenues (2)	48,316	100.0%	46,734	100.0%	3.4%	8.8%	141,091	100.0%	135,015	100.0%	4.5%	11.1%
Cost of goods sold	26,499	54.8%	25,367	54.3%	4.5%		76,668	54.3%	73,927	54.8%	3.7%
Gross profit	21,817	45.2%	21,367	45.7%	2.1%	6.8%	64,423	45.7%	61,088	45.2%	5.5%	11.3%
Operating expenses	15,530	32.1%	14,216	30.4%	9.2%		44,636	31.6%	42,320	31.3%	5.5%
Other operative expenses, net	(136)	-0.3%	3	0.0%	NA		232	0.2%	526	0.4%	-55.9%
Operative equity method (gain) loss in associates(3)	(53)	-0.1%	28	0.1%	NA		(64)	0.0%	270	0.2%	NA
Operating income (5)	6,476	13.4%	7,119	15.2%	-9.0%	-7.0%	19,620	13.9%	17,973	13.3%	9.2%	13.3%
Other non operative expenses, net	296	0.6%	1,813	3.9%	-83.7%		217	0.2%	2,804	2.1%	-92.3%
Non Operative equity method (gain) loss in associates (4)	(20)	0.0%	(15)	0.0%	37.6%		51	0.0%	(112)	-0.1%	NA
Interest expense	1,613		1,701		-5.2%	-	4,570	-	6,388		-28.5%
Interest income	202		298		-32.0%		562	0.0%	853		-34.0%
Interest expense, net	1,410		1,403		0.5%		4,007	0.0%	5,536		-27.6%
Foreign exchange loss (gain)	(305)		135		NA		(149)	0.0%	(357)		-58.4%
Loss (gain) on monetary position in inflationary subsidiries	(117)		(117)		0.5%	-	(433)	-	(288)		50.5%
Market value (gain) loss on financial instruments	42		(0)		NA		51	0.0%	(2)		NA
Comprehensive financing result	1,030		1,421		-27.6%		3,477	0.0%	4,889		-28.9%
Income before taxes	5,170		3,899		32.6%		15,876	0.0%	10,392		52.8%
Income taxes	1,697		1,320		28.5%	-	5,626	-	3,413		64.9%
Consolidated net income	3,473		2,579		34.7%	-	10,250	-	6,980		46.9%
Net income attributable to equity holders of the company	3,419	7.1%	2,463	5.3%	38.8%	44.0%	9,893	7.0%	7,119	5.3%	39.0%
Non-controlling interest	54	0.1%	116	0.2%	-53.6%		356	0.3%	(140)	-0.1%	NA

Operating Cash Flow & CAPEX	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	6,476	13.4%	7,119	15.2%	-9.0%		19,620	13.9%	17,973	13.3%	9.2%
Depreciation	2,202		2,281		-3.5%		6,640		6,853		-3.1%
Amortization and other operative non-cash charges	641		674		-4.9%		1,900		2,357		-19.4%
Operating cash flow (5)(6)	9,320	19.3%	10,075	21.6%	-7.5%	-4.3%	28,159	20.0%	27,363	20.3%	2.9%	7.7%
CAPEX	3,907		2,397		63.0%		8,224		6,262		31.3%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 30 of 35

MEXICO & CENTRAL AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,619.0		2,408.9		8.7%	8.7%	7,793.6		7,351.8		6.0%	6.0%
Volume (million unit cases)	509.0		498.7		2.1%	2.1%	1,526.1		1,496.7		2.0%	2.0%
Average price per unit case	56.47		53.72		5.1%		55.67		53.22		4.6%
Net revenues	28,742		26,788				84,965		79,663
Other operating revenues	18		19				37		47
Total Revenues (2)	28,760	100.0%	26,807	100.0%	7.3%	9.3%	85,002	100.0%	79,711	100.0%	6.6%	8.4%
Cost of goods sold	14,560	50.6%	13,504	50.4%			42,554	50.1%	40,474	50.8%
Gross profit	14,201	49.4%	13,303	49.6%	6.7%	8.6%	42,448	49.9%	39,236	49.2%	8.2%	9.8%
Operating expenses	9,811	34.1%	8,860	33.1%			28,383	33.4%	26,046	32.7%
Other operative expenses, net	161	0.6%	96	0.4%			412	0.5%	610	0.8%
Operative equity method (gain) loss in associates (3)	(36)	-0.1%	11	0.0%			(106)	-0.1%	114	0.1%
Operating income (4)	4,265	14.8%	4,336	16.2%	-1.6%	-0.5%	13,759	16.2%	12,467	15.6%	10.4%	11.5%
Depreciation, amortization & other operating non-cash charges	1,797	6.2%	1,840	6.9%			5,287	6.2%	5,794	7.3%
Operating cash flow (4)(5)	6,062	21.1%	6,175	23.0%	-1.8%	-0.3%	19,046	22.4%	18,261	22.9%	4.3%	5.7%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION
RESULTS OF OPERATIONS
Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)	2021	% of Rev.	2020	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,272.6		1,776.3		27.9%	27.9%	6,133.3		5,121.3		19.8%	19.8%
Volume (million unit cases)	345.5		309.3		11.7%	11.7%	980.4		885.5		10.7%	10.7%
Average price per unit case	45.23		47.05		-3.9%		49.00		47.64		2.9%
Net revenues	19,175		18,459				55,404		53,345
Other operating revenues	381		1,468				684		1,959
Total Revenues (2)	19,556	100.0%	19,927	100.0%	-1.9%	8.1%	56,088	100.0%	55,304	100.0%	1.4%	15.5%
Cost of goods sold	11,939	61.1%	11,863	59.5%			34,113	60.8%	33,452	60.5%
Gross profit	7,616	38.9%	8,064	40.5%	-5.6%	3.5%	21,975	39.2%	21,852	39.5%	0.6%	14.3%
Operating expenses	5,719	29.2%	5,356	26.9%			16,253	29.0%	16,274	29.4%
Other operative expenses, net	(297)	-1.5%	(92)	-0.5%			(180)	-0.3%	(85)	-0.2%
Operative equity method (gain) loss in associates (3)	(17)	-0.1%	17	0.1%			41	0.1%	156	0.3%
Operating income (4)	2,211	11.3%	2,783	14.0%	-20.6%	-17.4%	5,861	10.4%	5,506	10.0%	6.4%	17.5%
Depreciation, amortization & other operating non-cash charges	1,046	5.3%	1,116	5.6%			3,252	5.8%	3,596	6.5%
Operating cash flow (4)(5)	3,258	16.7%	3,899	19.6%	-16.5%	-11.0%	9,113	16.2%	9,102	16.5%	0.1%	12.2%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to page 14 and 15 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.
(4)	The operating income and operating cash flow lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Operating cash flow = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 9 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 31 of 35

COCA-COLA FEMSA
CONSOLIDATED BALANCE SHEET
Millions of Pesos

	Sep-21	Dec-20	% Var.
Assets
Current Assets
Cash, cash equivalents and marketable securities	50,088	43,497	15%
Total accounts receivable	8,928	11,523	-23%
Inventories	13,634	9,727	40%
Other current assets	6,608	7,693	-14%
Total current assets	79,259	72,440	9%
Non-Current Assets
Property, plant and equipment	109,888	109,551	0%
Accumulated depreciation	(50,813)	(50,091)	1%
Total property, plant and equipment, net	59,076	59,460	-1%
Right of use assets	1,374	1,278	7%
Investment in shares	7,372	7,623	-3%
Intangible assets and other assets	102,542	103,971	-1%
Other non-current assets	19,468	18,294	6%
Total Assets	269,090	263,066	2%
Liabilities & Equity
Current Liabilities
Short-term bank loans and notes payable	2,704	5,017	-46%
Suppliers	19,755	17,195	15%
Short-term leasing Liabilities	558	560
Other current liabilities	25,409	20,073	27%
Total current liabilities	48,426	42,845	13%
Non-Current Liabilities
Long-term bank loans and notes payable	82,690	82,461	0%
Long Term Leasing Liabilities	838	746
Other long-term liabilities	14,391	14,557	-1%
Total liabilities	146,345	140,609	4%
Equity
Non-controlling interest	5,917	5,583	6%
Total controlling interest	116,828	116,874	0%
Total equity	122,745	122,457	0%
Total Liabilities and Equity	269,090	263,066	2%

Liabilities & Equity	Sep-21	Dec-20	% Var.
Current Liabilities
Short-term bank loans and notes payable	2,704	5,017	-46%
Suppliers	19,755	17,195	15%
Short-term leasing Liabilities	558	560
Other current liabilities	25,409	20,073	27%
Total current liabilities	48,426	42,845	13%
Non-Current Liabilities
Long-term bank loans and notes payable	82,690	82,461	0%
Long Term Leasing Liabilities	838	746
Other long-term liabilities	14,391	14,557	-1%
Total liabilities	146,345	140,609	4%
Equity
Non-controlling interest	5,917	5,583	6%
Total controlling interest	116,828	116,874	0%
Total equity	122,745	122,457	0%
Total Liabilities and Equity	269,090	263,066	2%

	September 30, 2021
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	53.4%	9.5%	7.4%
U.S. Dollars	27.4%	0.0%	2.9%
Colombian Pesos	1.8%	0.0%	4.0%
Brazilian Reals	15.0%	55.5%	7.5%
Uruguayan Pesos	1.7%	0.0%	6.6%
Argentine Pesos	0.7%	0.0%	47.5%
Total Debt	100%	6.2%	6.4%

(1) After giving effect to cross- currency swaps and financial leases.
(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	LTM 2021	FY 2020	Δ%
Net debt including effect of hedges (1)(3)	32,542	42,194	-22.9%
Net debt including effect of hedges / Operating cash flow (1)(3)	0.85	1.13
Operating cash flow/ Interest expense, net (1)	7.03	5.46
Capitalization (2)	41.5%	42.7%

(1) Net debt = total debt - cash
(2) Total debt / (long-term debt + shareholders' equity)
(3) After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 32 of 35

COCA-COLA FEMSA
QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume
	3Q 2021					3Q 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	321.5	19.7	72.0	30.4	443.6	325.7	16.0	72.2	28.2	442.1	0.3%
Guatemala	29.5	1.0	-	2.1	32.6	27.2	0.8	-	1.1	29.1	12.2%
CAM South	27.1	1.6	0.1	4.0	32.8	23.5	1.0	0.1	2.9	27.5	19.5%
Mexico and Central America	378.2	22.3	72.1	36.4	509.0	376.4	17.8	72.3	32.2	498.64	2.1%
Colombia	59.8	7.6	3.9	6.0	77.2	50.8	3.3	3.7	3.0	60.9	26.8%
Brazil (3)	193.4	12.0	1.9	15.6	222.8	184.4	9.6	2.1	11.9	208.0	7.1%
Argentina	28.7	2.7	1.2	3.0	35.6	25.2	1.7	1.4	2.3	30.7	15.9%
Uruguay	8.6	1.0	-	0.2	9.8	8.7	0.8	-	0.1	9.6	1.8%
South America	290.4	23.3	6.9	24.8	345.5	269.2	15.5	7.3	17.3	309.3	11.7%
TOTAL	668.6	45.6	79.0	61.2	854.5	645.6	33.3	79.6	49.5	807.9	5.8%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions
	3Q 2021				3Q 2020				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,748.7	147.6	213.8	2,110.1	1,704.1	120.6	189.8	2,014.6	4.7%
Guatemala	229.3	10.7	22.0	262.0	195.3	7.8	10.8	213.9	22.5%
CAM South	195.0	10.1	41.7	246.9	147.8	6.3	26.4	180.5	36.8%
Mexico and Central America	2,173.1	168.4	277.5	2,619.0	2,047.3	134.7	227.0	2,408.9	8.7%
Colombia	408.7	82.0	56.8	547.5	295.7	39.0	26.1	360.7	51.8%
Brazil (3)	1,218.0	104.5	172.1	1,494.7	1,051.3	80.0	114.7	1,246.1	20.0%
Argentina	144.1	16.8	22.4	183.3	103.6	9.2	14.4	127.1	44.1%
Uruguay	41.5	4.0	1.7	47.2	38.2	3.1	1.1	42.4	11.3%
South America	1,812.3	207.3	253.0	2,272.6	1,488.7	131.3	156.3	1,776.3	27.9%
TOTAL	3,985.3	375.7	530.6	4,891.6	3,536.0	266.0	383.2	4,185.2	16.9%

Revenues
Expressed in million Mexican Pesos	3Q 2021	3Q 2020	Δ %
Mexico	23,657	22,103	7.0%
Guatemala	2,601	2,449	6.2%
CAM South	2,502	2,255	10.9%
Mexico and Central America	28,760	26,807	7.3%
Colombia	3,631	3,068	18.4%
Brazil (4)	13,322	14,752	-9.7%
Argentina	1,828	1,354	35.0%
Uruguay	775	753	2.8%
South America	19,556	19,927	-1.9%
TOTAL	48,316	46,734	3.4%

(3) Volume and transactions in Brazil do not include beer.
(4) Brazil includes beer revenues of Ps.2,683 million for the third quarter of 2021 and Ps.3,909 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 33 of 35

COCA-COLA FEMSA

YTD - VOLUME, TRANSACTIONS & REVENUES

Volume

	YTD 2021					YTD 2020					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	966.4	61.0	213.8	90.7	1,331.9	973.6	53.2	216.8	83.7	1,327.3	0.4%
Guatemala	87.7	3.0	-	5.2	95.9	77.8	3.0	-	5.2	86.0	11.6%
CAM South	81.7	4.7	0.4	11.6	98.2	72.8	5.0	0.4	11.6	89.8	9.4%
Mexico and Central America	1,135.8	68.6	214.1	107.5	1,526.1	1,124.0	59.3	217.2	96.1	1,496.7	2.0%
Colombia	167.6	18.0	11.3	14.7	211.7	147.5	11.7	12.4	9.0	180.7	17.2%
Brazil (3)	551.5	31.8	5.6	42.3	631.1	516.3	30.8	6.8	33.6	587.5	7.4%
Argentina	86.9	7.9	4.1	9.3	108.3	72.3	6.7	4.0	6.2	89.2	21.4%
Uruguay	25.6	3.3	-	0.5	29.4	25.1	2.7	-	0.3	28.2	4.2%
South America	831.6	61.0	21.1	66.8	980.4	761.2	52.0	23.2	49.1	885.5	10.7%
TOTAL	1,967.4	129.6	235.2	174.3	2,506.5	1,885.3	111.3	240.4	145.2	2,382.2	5.2%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2021				YTD 2020				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	5,234.5	450.1	632.6	6,317.1	5,188.7	397.2	574.9	6,160.8	2.5%
Guatemala	672.4	30.7	53.6	756.6	542.7	23.9	26.8	593.4	27.5%
CAM South	572.5	30.3	117.1	719.9	479.4	24.5	93.7	597.6	20.5%
Mexico and Central America	6,479.3	511.1	803.2	7,793.6	6,210.8	445.6	695.4	7,351.8	6.0%
Colombia	1,101.5	195.7	133.1	1,430.3	880.4	143.7	80.2	1,104.3	29.5%
Brazil (3)	3,327.2	272.3	444.2	4,043.7	2,916.4	255.1	322.4	3,493.8	15.7%
Argentina	410.8	46.4	66.2	523.4	318.6	37.1	39.9	395.6	32.3%
Uruguay	118.6	12.3	5.0	135.9	112.2	11.7	3.6	127.6	6.5%
South America	4,958.1	526.7	648.5	6,133.3	4,227.6	447.6	446.1	5,121.3	19.8%
TOTAL	11,437.4	1,037.8	1,451.7	13,926.9	10,438.4	893.2	1,141.5	12,473.1	11.7%

Revenues

Expressed in million Mexican Pesos	YTD 2021	YTD 2020	Δ%
Mexico	69,905	65,673	6.4%
Guatemala	7,607	6,903	10.2%
CAM South	7,491	7,135	5.0%
Mexico and Central America	85,002	79,711	6.6%
Colombia	10,034	8,847	13.4%
Brazil (4)	38,493	40,126	-4.1%
Argentina	5,327	4,184	27.3%
Uruguay	2,234	2,147	4.1%
South America	56,088	55,304	1.4%
TOTAL	141,091	135,015	4.5%

(3) Volume and transactions in Brazil do not include beer.

(4) Brazil includes beer revenues of Ps. 10,045 million for the first nine months of 2021 and Ps. 11,163 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 34 of 35

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	3Q21	YTD
Mexico	5.87%	1.46%	4.81%
Colombia	4.46%	0.87%	4.02%
Brazil	9.80%	2.27%	6.03%
Argentina	48.27%	9.12%	35.89%
Costa Rica	2.15%	2.49%	1.26%
Panama	2.58%	0.37%	1.97%
Guatemala	4.07%	4.87%	1.63%
Nicaragua	5.00%	4.83%	3.63%
Uruguay	7.54%	2.12%	6.60%

(1)	Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q21	3Q20	Δ %	YTD 21	YTD 20	Δ %
Mexico	20.01	22.11	-9.5%	20.13	21.61	-6.8%
Colombia	3,846.74	3,733.60	3.0%	7.73	7.69	0.5%
Brazil	5.23	5.38	-2.8%	35.14	34.09	3.1%
Argentina	97.24	73.33	32.6%	620.59	574.89	7.9%
Costa Rica	624.59	594.32	5.1%	1.00	1.00	0.0%
Panama	1.00	1.00	0.0%	3,749.15	3,692.48	1.5%
Guatemala	7.74	7.72	0.2%	5.32	4.92	8.0%
Nicaragua	35.26	34.47	2.3%	95.00	64.59	47.1%
Uruguay	43.25	42.74	1.2%	43.67	41.36	5.6%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-21	Sep-20	Δ %	Jun-21	Jun-20	Δ %
Mexico	20.31	22.46	-9.6%	19.80	22.97	-13.8%
Colombia	3,834.68	3,878.94	-1.1%	3,756.67	3,758.91	-0.1%
Brazil	5.44	5.64	-3.6%	5.00	5.48	-8.7%
Argentina	98.74	76.18	29.6%	95.72	70.46	35.9%
Costa Rica	629.71	606.68	3.8%	621.92	583.49	6.6%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.73	7.79	-0.7%	7.74	7.70	0.6%
Nicaragua	35.34	34.60	2.2%	35.17	34.34	2.4%
Uruguay	42.94	42.58	0.9%	43.58	42.21	3.2%

(2)	Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q2021 Results October 27, 2021	Page 35 of 35